Contact

www.linkedin.com/in/pierre-mattei-8360414 (LinkedIn)

Pierre Mattei

Hospitality Specialist @ Keys REIM | Board Member
Paris, Île-de-France, France

Experience

Self-employed

Hospitality Specialist
December 2023 - Present (2 years 4 months)
Ajaccio, Corse, France

Keys REIM

13 years 3 months

Board Member
March 2023 - March 2024 (1 year 1 month)

CEO
January 2011 - June 2023 (12 years 6 months)
Royaume-Uni

REAL ESTATE INVESTMENT FUNDS DEDICATED TO PRIVATE INVESTORS

Education